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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 4)*

Medwave, Inc.

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

585081 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 585081 10 2		SCHEDULE 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. Aaron Boxer Revocable Trust, Aaron Boxer, Trustee (SSN # ###-##-####) I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 524,539(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 524,539(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,539(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.2%

12.	Type of Reporting Person (See Instructions)

(1) These shares were previously reported as being held by Aaron Boxer, individually

CUSIP No. 585081 10 2		Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Rimage Corporation Medwave, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 4382 Round Lake Road West, Suite 6, Arden Hills, Minnesota 55112

Item 2.
	(a)	Name of Person Filing: See Item 1 on Cover Page
	(b)	Address of Principal Business Office or, if none, Residence: 7287 Sidonig Court, Boca Raton FL 33433
	(c)	Citizenship: See Item 4 on Cover Page
	(d)	Title of Class of Securities: Common Stock, No par value
	(e)	CUSIP Number See Cover Page

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act.
(b) Bank as defined in Section 3(a)(6) of the Act.
(c) Insurance Company as defined in Section 3(a)(19) of the Act.
(d) Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e) Investment Advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) Employee Benefit Plan or Endowment Fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7).
(h) Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 585081 10 2	Page 4 of 5 Pages

Item 4.	Ownership:
(a) Amount beneficially owned: See Item 9 on Cover Page

(b) Percent of class: See Item 11 on Cover Page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 on Cover Page
(ii) Shared power to vote or direct the vote: See Item 6 on Cover Page
(iii) Sole power to dispose or direct the disposition: See Item 7 on Cover Page
(iv) Shared power to dispose or direct the disposition: See Item 8 on Cover Page

Item 5.	Ownership of Five Percent or less of a Class:
N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary shich Acquired the Security Reported on by the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:

(b) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 585081 10 2	Page 5 of 5 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	/s/ Aaron Boxer Aaron Boxer Revocable Trust, Aaron Boxer, Trustee